October 21, 2022

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Erin Donahue
Jennifer Angelini

Re:     HASBRO, INC.
Form 10-K for Fiscal Year Ended December 26, 2021
Response Dated September 19, 2022
File No. 001-06682
Dear Ms. Donahue and Ms. Angelini:
This letter is submitted on behalf of Hasbro, Inc. (“Hasbro” or the “Company”), in response to the comments provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your letter dated October 7th, 2022.  We thank both of you and Mr. Ethan Horowitz for the call we had with you on October 7th, in which you further explained the context of these comments and questions.
For your convenience, we have set forth the original comments from your October 7th, 2022 letter in bold and italicized typeface to which we are responding.
Response Dated September 19, 2022
Risk Factors, page 28
1.We note from your response to comment one that the costs associated with your environmental efforts have not had a material impact on your business. This appears somewhat incongruous with disclosure on page 42 of your Form 10-K that indicates you "devote significant resources and expenditures to help achieve" your sustainability goals. Please revise or explain your basis for this disclosure.
Company Response:
When we use terms in our public disclosures we strive to be as precise as possible to aid our investors in understanding our business. As we indicated in our prior July 15th, 2022 response letter to the SEC, in 2021, 2020 and 2019 we estimate we spent approximately $2M, $1.75M, and $1.5M, respectively, in pursuing our sustainability goals. We refer to those amounts as “significant” in certain places in our disclosures, but we do not consider them material. For us the terms significant and material are substantially different.
Materiality is a higher standard and we make that judgment based on the definition that information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding how to make an investment decision. The amounts we cite in the paragraph above, while not insignificant, are not in our judgement material from a financial statement or investor perspective, as they approximate only 0.1% of our Selling, Distribution and Administration (“SD&A”) expense in any given year.

We do not consider the terms material and significant as equivalent in our disclosures, and we do not use them interchangeably. We also note that much of our spending on sustainability initiatives is actually recouped through associated savings, thereby further decreasing the impact to our business from such spending. For example, while implementing our initiatives to reduce plastic packaging involved some costs, which are captured in the figures above, the savings from using less plastic offsets most, if not all, of that spending.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44
2.We note your response to prior comment two and reissue it. Tell us how you considered providing disclosure regarding the possible indirect financial and operational impacts to you from disruptions to the operations of your customers or suppliers from severe weather.
Company Response:
In Securities and Exchange Commission Release No. 33-9106 (2010), Commission Guidance Regarding Disclosure Related to Climate Change, in discussing how public companies may be indirectly impacted by climate change, the Staff noted that “Companies that may not be directly affected by such developments could nonetheless be indirectly affected by changing prices for goods or services provided by companies that are directly affected and that seek to reflect some or all of their changes in costs of goods in the prices they charge. For example, if a supplier’s costs increase, that could have a significant impact on its customers if those costs are passed through, resulting in higher prices for customers.” We have found that release and its guidance helpful in developing our analysis and approach to evaluating potential risks from severe weather and other elements of climate risk over the past several years.
We are a global branded play and entertainment company that directly, and through our licensees, develops, markets and sells both physical products, and entertainment (including in the form of digital games, television, motion pictures and other streaming content). In looking at the potential impact of climate change and severe weather, we consider broadly both the potential impact to the supply of our products and entertainment, as well as to the demand for our products and entertainment.
On the supply side, we ask ourselves, is it reasonably likely that severe weather or other climate effects may impact:
Our ability to develop, manufacture, obtain and/or transport physical products to markets;
The ability of our licensees to develop, manufacture, obtain and/or transport physical products to markets;
Our ability to develop, produce and/or distribute digital gaming and/or other entertainment content;
The ability of our licensees to develop, produce and/or distribute digital gaming and/or other entertainment content; or
The prices of physical products and/or digital gaming or other entertainment content and thereby negatively impact consumer demand.
On the demand side, we ask is it reasonably likely that severe weather or other climate effects may impact:
Our customers’ ability to sell and deliver physical products and/or entertainment to consumers;
Ultimate consumers’ ability to purchase those products and/or entertainment services; or

The demand for such products and/or entertainment in another manner, including, but not limited to, through price increases that reduce retail customer or consumer demand.
In each of those cases, unless we can conclude that the event is not reasonably likely to have any impact on us, we also ask what the impact on our business would be, including in terms of lost sales, increased costs, lost profits, lost market share, delays, and/or other impacts. We then disclose and discuss in our public filings trends and events that we conclude are reasonably likely to have a material effect on our business, results of operations or financial condition.
Unfortunately, the world has experienced a significant number of destructive climate and weather events in recent history, and those actual events have provided real-world experience for us and our business, including for our licensees, manufacturers, suppliers, and customers, which we consider in our future looking risk analysis.
The manufacturing of our products, and those of our licensees, is done in many separate vendor locations across the globe, including in the People’s Republic of China, Vietnam, India, the United States and in other countries. In evaluating the potential impact of severe weather and climate change, we consider the impact of recent major climate-related events and the nature of our distributed global supply and distribution chain.
The largest single geographic source of physical products for us continues to be the People’s Republic of China, so looking at the actual impact of major severe weather events on China and our sourcing business as it relates to China is an element of our analysis of the potential risk. Recently parts of China have suffered from major floods in each of 2017, 2020, 2021 and 2022. In each of those years the floods impacted hundreds of thousands of people in China and caused millions of dollars of damage. However, we did not experience any significant issues directly or indirectly in obtaining product supply, or through increases in product costs, from those events. That was the case notwithstanding the scope of the flooding and the substantial number of people impacted. Much of this is due to a vendor network composed of many different vendors in many different locations, and in many different countries, such that even if a vendor or multiple vendors were impacted, we have the ability to obtain product from alternate sources, within China or elsewhere in the world.
Similarly, development and production of our entertainment is distributed globally, with the largest amount of activity occurring in the United States, Canada and in the United Kingdom, albeit in many different locations within those countries. To date, no weather or climate-related events have had significant impact on our development, production and distribution of entertainment content.
This is in contrast to the novel coronavirus (COVID-19), which as we discussed in our Annual Reports on 10-K for each of fiscal 2020 and fiscal 2021, did have a substantial adverse impact on our business as it impacted the development, production and distribution of both physical products and entertainment, as well as our customers’ and consumers’ ability to obtain those products in the short term, in the vast majority of the world within roughly the same period of time.
We have not seen, nor do we reasonably expect to see, weather events that would have that scale of impact to our business given our global distribution of supply and the nature of the products and entertainment we produce and sell.
On the demand side, there unfortunately are also no shortages of severe weather events negatively impacting parts of our major consumer markets. Those can take the forms of hurricanes, floods, and many other types of natural disasters. The largest single market for our goods and services is the United States. Hurricane Ian, which struck the west coast of Florida and other parts of the United States in 2022 was one of the most destructive storms in Florida’s history, and it is reported to have been the deadliest for that state since 1935. The loss of life and property was monumental and tragic, impacting thousands of people across the southern and eastern United

States. Stores and consumers in the areas hit hardest by Ian were profoundly impacted and many remain so to this date. However, that event did not materially, or even significantly, impact our overall business, given the spread of our retail customers and ultimate consumers across the full span of the United States and throughout the world. Due to the global nature of our business, the vast majority of our retail customers, and ultimate consumers, are not impacted even when a number of severe weather or other climate-related events or crises occur in a short period of time.
We do see risks to our business that we consider appropriate for inclusion in our public filings with the SEC, and those risks are disclosed and discussed. But our careful analysis of severe weather and other climate-related risks to date, including potential indirect consequences of such risks, supported by our real-life experience and that of our suppliers, manufacturers, customers and licensees with such events, has led to a conclusion that those risks are not reasonably likely to have a material impact on our business, results of operations or financial condition at this time. However, we continue to review and analyze these risks regularly and to revisit our disclosure obligations in light of the most recent facts and experiences at any given time.
If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

Sincerely,
/s/ Deborah Thomas
_________________________________
Deborah Thomas
Executive Vice President and Chief Financial Officer